NR08-18	September 2, 2008

ITH Announces Initial Resource Estimate for Mayflower Deposit at North Bullfrog Project, Nevada

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results of its initial resource estimate for the Mayflower deposit at its North Bullfrog project near Beatty, Nevada.  The independent study determined an initial Indicated gold resource of 57,086 contained ounces at an average grade of 0.88 g/t, plus an additional Inferred gold resource of 23,793 contained ounces at an average grade of 0.78 g/t, at a cutoff grade of 0.5 g/t (see Table 1).

Table 1 : MAYFLOWER INDICATED & INFERRED RESOURCE (using a 0.50 g/t gold cut-off grade)
Resource	Tonnes > Cutoff	Grade > Cutoff		Contained
Category	(tonnes)	Au (g/t),	Ag (g/t)	Ozs Au	Ozs Ag
INDICATED	2,020,000	0.88	0.45	57,086	29,160
INFERRED	950,000	0.78	0.36	23,793	10,904

This initial resource estimate covers part of the Mayflower gold system which remains open and indicates potential for a bulk tonnage deposit.  The drilling density and continuity was sufficient to classify the bulk of the resource as indicated (Table 2 & 3).  The study also summarizes initial metallurgical data from six ITH bottle tests completed at Hazen labs at a 10 mesh crush size which returned an average gold recovery of 76% after 16 hours.  The Company is pleased with the results from this first 25 drill hole step in evaluating the economic potential of the North Bullfrog district, which hosts a number of attractive gold targets throughout the Company’s 17 square kilometre land package.  The Company’s next phase of exploration on the North Bullfrog Project (“NBP”) will be to focus on expansion of the Mayflower resource as well as testing other priority targets in the district (Figure 1).

Property Summary

The NBP area is located near Beatty, Nevada and has excellent access and infrastructure.  It is 7 kilometres north of the historic Bullfrog mine operated by Barrick Gold Corporation until the mid 1990’s (see NR07-05).  The NBP is an option/joint venture with Redstar Gold Corporation (TSXV: RGC) in which ITH can earn up to a 70% interest.  To date, the Company has completed approximately half of the work commitment required to earn its initial 60% interest.

The results from the 2008 drilling program and resource estimate have defined a moderately south dipping broad zone of gold mineralization which outcrops on the surface.  The bulk tonnage ore zone which develops in favourable volcanoclastic units is cored by a high-grade quartz vein system.  This high-grade mineralization is currently well exposed in the David Adit, where native gold was observed, and requires further exploration down dip to determine its significance and potential.  The Mayflower mineralization is low-sulphide in character with deep pervasive oxidation in the favourable units.

Results of the Geological Review and Resource Estimate

Geological Review

On August 29, 2008 Roger Steininger, Ph.D., CPG, of Steininger Consulting and Mr. Gary Giroux, M.Sc., P.Eng. of Giroux Consultants Ltd. delivered their report, dated August 25, 2008, (available on SEDAR) on the NBP which includes information from the mineral resource estimate and surface exploration completed in 2007 and 2008, as well as prior exploration by others.  The report concludes that three Tertiary units are important to the hydrothermal activity at NBP: a lower rhyolite tuff, debris-flow deposits, and an upper rhyolite tuff.  Most of the known gold mineralization occurs in the debris-flow, with lesser amounts in the lower rhyolite tuff.  The upper rhyolite and felsic plugs and dikes throughout the project area appear to have been deposited or intruded either late in the period of mineralization or are post-mineralization.  Two regional north striking normal faults are the dominant structural features in the NBP area, but several oblique faults between them control most of the precious metal and hydrothermal alteration distribution.

Two styles of precious metal epithermal mineralization are common at NBP: veins and stockworks in structural zones, and disseminations in altered volcanic rocks.  Historic drilling (pre-NI 43-101) outlines areas of important mineralization at NBP, the most significance of which appears to be in the Mayflower area.  ITH drilling was used to develop a resource estimate at Mayflower, to better understand precious metal mineralization at Airtrack Hill, and as initial tests at Sierra Blanca, Pioneer, and Savage.

Resource Estimate

The mineral resource estimate for the Mayflower deposit (see Tables 2 and 3) is based on a geologic model developed by ITH geologists using geology logs from the drill holes along with alteration and geochemical data.  This was used to define the “Mayflower Zone” which was the limiting factor for gold distribution for the resource estimation.  The grade distributions for gold and silver were evaluated using lognormal cumulative frequency plots for samples within both the mineralized solid and the surrounding waste.  Drill holes at Mayflower were compared to the mineralized solid and the points each hole entered and left the solid were recorded.  Pairwise relative semivariograms were produced from composites within the mineralized solid for both gold and silver.  Uniform down hole composites, 5 metres in length, were formed and made to honour the solid boundaries.  For this resource estimate, the average of the specific gravities of three silicified and mineralized debris flow tuff samples taken from the Mayflower dump (S.G. 2.47) was used for the mineralized zone.  A block model with blocks 10 x 10 x 5 metres in dimension was superimposed over the mineralized solid.  The model was rotated 45 degrees to better fit the solid.  Grades for gold and silver were interpolated into all blocks, with some percentage within the mineralized solid, by ordinary Kriging.

Table 2 : MAYFLOWER INDICATED RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Ozs Au	Ozs Ag
0.20	5,140,000	0.54	0.34	88,577	56,187
0.30	3,570,000	0.67	0.38	76,327	43,386
0.40	2,630,000	0.78	0.42	65,869	35,175
0.50	2,020,000	0.88	0.45	57,086	29,160
0.60	1,530,000	0.99	0.48	48,453	23,710
0.70	1,130,000	1.11	0.53	40,218	19,146
0.80	850,000	1.23	0.58	33,504	15,741
0.90	660,000	1.33	0.61	28,286	13,029
1.00	510,000	1.44	0.66	23,677	10,871
Table 3: MAYFLOWER INFERRED RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Ozs Au	Ozs Ag
0.20	3,090,000	0.46	0.26	46,096	25,532
0.30	2,180,000	0.56	0.28	38,969	19,695
0.40	1,410,000	0.67	0.32	30,373	14,370
0.50	950,000	0.78	0.36	23,793	10,904
0.60	650,000	0.89	0.40	18,495	8,296
0.70	470,000	0.98	0.42	14,748	6,392
0.80	330,000	1.08	0.45	11,437	4,774
0.90	260,000	1.14	0.47	9,521	3,895
1.00	180,000	1.22	0.51	7,083	2,946

Qualified Person and Quality Control/Quality Assurance

The work program at North Bullfrog was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), and Dr. Jacob Margolis, U.S. Exploration Manager for Redstar Gold Corp., who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log, tag and track each individual borehole sample, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Roger Steininger, Ph.D., CPG, a consulting economic geologist, has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Steininger has a PhD in economic geology and more than 35 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [No. 7417] by the American Institute of Professional Geologists.  Both Dr. Steininger and Steininger Consulting are independent of the Company under NI 43-101.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

Figure 1: Significant Prospects in the North Bullfrog Project Area where additional deposits might be located.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Canadian Annual Information Form filed on SEDAR and annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by ITH uses the terms “resources”, and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of inferred resources will ever be converted into reserves.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by ITH in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.